                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*

                     NATIONAL ENVIRONMENTAL SERVICE COMPANY
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  635838-10-5
                                 (CUSIP NUMBER)

              Dallin Bagley, 8 Shadow Wood Lane, Sandy, UTAH 84092
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 April 30, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 635838-10-5                                                    PAGE 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Dallin Bagley,
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     a.   [_]
     b.   [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:  Personal Funds PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR (E) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:  900,000

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  900,000

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  900,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  13.4%

14.  TYPE OF REPORTING PERSON*:  Individual IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 1997                      /S/ Dallin Bagley
----------------------------        ------------------------------------------
Date                                Signature



                                    Dallin Bagley
                                    ------------------------------------------
                                    Name/Title

                                      -3-